Cenntro Electric Group Limited
501 Okerson Road,
Freehold, New Jersey, 00728

August 5, 2022

VIA EDGAR

Claire Erlanger, Kevin Woody
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Washington, D.C. 20549

Re: CENNTRO ELECTRIC GROUP Ltd
Form 20-F for the Year Ended December 31, 2021, Filed April 25, 2022
File No. 001-38544

Dear Ms. Erlanger and Mr. Woody:

As counsel for Cenntro Electric Group Ltd. (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated July 19, 2022 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 20-F for the year ended December 31, 2021 submitted on April 25, 2022. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Form 20-F for the year ended December 31, 2021 (“Form 20-F”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form 20-F.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form 20-F. Capitalized terms used but not otherwise defined herein have the meanings set forth in Form 20-F.

Form 20-F for the Year Ended December 31, 2021

Exhibit 13.3 Certification Pursuant to Section 906 of Sarbanes-Oxley Act of 2002, page 1

1.
We note that your disclosure in the first paragraph of Exhibit 13.1 refers to the Form 20-F for the year ended December 31, 2022. Please revise your certification to reference the Form 20-F for the year ended December 31, 2021.

RESPONSE: We respectfully advise the staff that we have updated our Exhibit 13.1 to change the reference from December 31, 2022 to December 31, 2021.

Item 3. Key Information, page 4

2.
At the onset of Item 3, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

RESPONSE: We respectfully advise the staff that we have updated our disclosure to include “Transfers of Cash Between our Company and our Subsidiaries” in Item 3 on page 5 to discuss our intentions to distribute earnings or settle amounts, quantify cash flows, and transfers of other assets between our holding company and its subsidiaries, make clear that no transfers, dividends or distributions have been made to date, and describe any restrictions and limitations on our ability to distribute earnings from the Company and its subsidiaries.

Part 1, page 4

3.	At the onset of Part I, please revise to disclose prominently the following:

•	whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;

RESPONSE: We respectfully advise the staff that as of the date of this response, our current auditor, Marcum Bernstein & Pinchuk LLP (“MBP”) was not included in the list of PCAOB Identified Firms in the Determination Report. We also updated our disclosure on page 4 in Form 20-F to reflect that MBP is not subject to the determinations.

•
whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years;

RESPONSE: We respectfully advise the staff that we have updated our disclosure on Item 3 – Key Information – Holding Foreign Companies Accountable Act on page 4 and Risk Factors – Risks Related to Our Ordinary Shares - Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment on pages 34-35 to discuss whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect the Company.

•	whether you have been or expect to be identified by the Commission under the HFCAA; and

RESPONSE: We respectfully advise the staff that updated our disclosure on Item 3 – Key Information – Holding Foreign Companies Accountable Act on page 4 and Risk Factors – Risks Related to Our Ordinary Shares - Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment on pages 34-35 to discuss whether we have been or expect to be identified by the Commission under the HFCAA.

•	a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.

RESPONSE: We respectfully advise the staff that we have updated our disclosure on pages 34-35 to include a more detailed disclosure of the risk factor regarding the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations. Additionally, we have included cross-reference to the risk factor where applicable.

4.
At the onset of Part I, please disclose prominently that you are not a Chinese operating company but an Australian holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

RESPONSE: We respectfully advise the staff that we have updated our disclosure on page 4 to disclose prominently that we are not a Chinese operating company but an Australian holding company with operations conducted in China. We also disclose that this structure involves unique risks to investors. Additionally, we note that the Company does not utilize a VIE structure. Therefore the second part of the comment to disclose that “these contracts have not been tested in court” and state the risks “as a result of this structure” are not applicable.

5.
At the onset of Part I, clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

RESPONSE: We respectfully advise the staff that we have updated our disclosure to include “Conventions Used in this Annual Report” to disclose how we will refer to the holding company, subsidiaries, and other entities. Furthermore, we have updated our disclosure to make it clear which entity the disclosure is referencing, and which subsidiaries or entities are conducting business operations. We have refrained from using terms such as “we” or “our” when describing activities or functions of a subsidiary. Additionally, we would like to clarify that we do NOT utilize a VIE structure therefore the second part of the comment regarding “the other entity is consolidated for accounting purposes but is not an entity in which you own equity” is not applicable to our company. Lastly, we have clarified that the investors are purchasing an interest of the Australian holding company.

Item 5. Operating and Financial Review and Prospects Key Factors Affecting Operating Results, page 71

6.
We note your disclosure on page 71 that prices for certain raw materials have increased over the past two years. Please update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

RESPONSE: We respectfully advise the staff that we will update our disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

7.
We note from your disclosure on page 71 that you have experienced supply chain disruptions such as shortages of shipping containers and semiconductors. Please revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

RESPONSE: We respectfully advise the staff that we have updated our disclosure on page 74 to include known uncertainties and material risks resulting from our mitigation efforts.

Key Operating Metrics, page 73

8.
We note your disclosure on page 74 of gross margin of Metro vehicle sales. However, it appears based on the table on page 76, that the cost of sales amount used for the calculation of this gross margin excludes inventory write-downs. In light of the fact that it appears inventory write downs should be a component of cost of sales, we do not believe it would be appropriate to exclude this amount from your gross margin measure. Please revise or advise accordingly.

RESPONSE: We respectfully advise the staff that the Key Operating Metrics table line “Gross margin of Metro vehicle sales on page 77 are updated to 14.6%, 9.7%, and -7.9% for the years 2021, 2020 and 2019, respectively to include the impact of inventory write downs in cost of sales and also the gross margin of Metro vehicle sales.

Non-GAAP Financial Measures and Non-IFRS Financial Information, page 79

9.
We note that beginning on page 81 you discuss why you present US GAAP financial information rather than IFRS financial information in this filing and then include a table to reconcile US GAAP to IFRS. In light of the fact that your financial statements are presented in accordance with US GAAP as set forth in Item 17(c) of Form 20-F, please remove this discussion and reconciliation table from future periodic reports.

RESPONSE: We respectfully advise the staff that the Company is obliged, under Australian law and regulatory policy (as summarized in Australian Securities and Investment Commission’s Regulatory Guide 230: ‘Disclosing non-IFRS financial information) by which it is bound, to, in documents it releases publicly which contain non-IFRS financial information (which, in this case, is the U.S. GAAP financial information), among other things (i) present IFRS financial information with equal prominence to non-IFRS financial information, (ii) explain why the non-IFRS financial information is useful to investors and (iii) reconcile the non-IFRS financial information to IFRS. The discussion and table commencing on page 82 have been included in order to comply with this legal obligation. Accordingly, the deletion of the discussion and the reconciliation table from future periodic reports filed with the SEC puts the Company at risk of breaching Australian law.

Audited Financial Statements
Combined Statements of Operations and Comprehensive Loss, page F-4

10.
We note from your disclosures on page 75 of MD&A that your increase in revenue for the year ended December 31, 2021 was attributable in part to a $.8 million increase in service revenue primarily attributable to ECV design services provided to third parties. To the extent that service revenue contributes 10% or more to your consolidated revenue, please revise to present revenue and cost of revenue from products and services separately on the face of the statements of operations and comprehensive loss, in accordance with Rule 5-03 of Regulation S-X.

RESPONSE: We respectfully advise the staff that the Company has provided design service to a third party for $848,399, representing 9.9% of total revenue for the year 2021.  The service provided was a one-off event and the Company did not anticipate that such service will repeat in the foreseeable future. The remaining items in the other service revenue category was a separated referral revenue of $0.2 million for referral of customer to a battery supplier that the Company did not anticipate that such service will repeat in foreseeable future and various other immaterial sales income.  Given only the design service being subject to the sub-captions of service providing with amount of approximately $0.8 million representing less than 10% of total revenue, and such kind of service will not repeat in the future, the Company believes that the service income items in year 2021 do not meet the requirement to be presented on the face of the financial statement.

Notes to the Financial Statements General, page F-7

11.
We note from your disclosure on page 53 that you provide a warranty program to your channel partners to cover defects in certain parts of your ECVs and your warranty obligations generally extend for a period of one to two years. If material, please revise the notes to your financial statements to include disclosure of the nature of your warranty obligations and the disclosures required by ASC 460-10-50-8 which include a tabular reconciliation of the changes in the warranty liability for the reporting period.

RESPONSE: We respectfully advise the staff that the actual cost incurred under warranties was approximately $70,000, $73,000, and $113,000 in the years 2021, 2020, and 2019, respectively. Considering the relatively insignificant amount of the historical warranty cost, the Company recorded such expenses when it actually incurred.   However, in the future, as the business expands and revenue increases by product and by geographical markets, the Company will anticipate recognizing a reasonable percentage of provision to warranty cost.

Note 2. Summary of Significant Accounting Policies
(k) Revenue Recognition, page F-11

12.
We note from your disclosures in MD&A and elsewhere that it appears a portion of your revenue is generated from the sale of services such as ECV design services to third parties. Please revise your disclosure in the notes to the financial statements to disclose how you account for this revenue under ASC 606.

RESPONSE: We respectfully advise the staff that the Company has provided the ECV design service to a third party for $848,399, representing 9.9% of total revenue for the year 2021.  Such revenue was recognized over the service period under ASC 606. However, considering the service provided was a single one-off event and the Company did not anticipate that such service will repeat in foreseeable future, the Company considers disclosing such a policy would not provide significant useful information for users of the financial statements.

13.
We note from your disclosure on page 52 that it appears that in some cases you license the right to market and distribute the licensed product. If material, please explain to us, and revise to disclose, the nature of these licenses and how you recognize revenue under ASC 606 in relation to the licenses.

RESPONSE: We respectfully advise the staff that the Company has not separately license the right to market other than granting the rights to distribute the Company’s products in certain geographical market, which is in substance similar to a distributorship agreement. All the economic benefits and risks related to the normal sale of our product, i.e. the ECV kits, were recognized and transferred to our channel partner, and no material separable license fee revenue was to be recognized.

14.
We note your disclosure that revenue is recognized at a point in time once the Company has determined that the customer has obtained control over the product. Please explain to us if the customer you refer to in your disclosures in Note 2, is the same as the channel partners described earlier in the filing, such as on pages 44 and 52. In this regard, please tell us if the revenue recognition process is complete at the time the channel partner takes delivery of the vehicle. If not, please identify the nature of any remaining obligations, or risks or rewards that have not yet transferred to the channel partner at the time they accept delivery of the vehicles. Please refer to the guidance in ASC 606-10-25-30.

RESPONSE: We respectfully advise the staff that the customers described in Note 2 was the same as the channel partners described on pages 43 and 51 of the 20-F. The Company usually sold ECVs to these channel partners who have established capabilities in local homologation, promotion, distribution and service network. The Company did not retain any rights to the ECVs sold and was not subject to any further obligation to the customer or the products other than standard warranties. Our major customers (the channel partners) will send third party inspectors to inspect our product before packing and give the clearance to ship once the products are accepted by the inspector/customers. Most of our sales involved oversea shipment and material portions of our sales contracts were in FOB terms with few in CIF terms. The Company then recognized revenue after our products are shipped over the ship’s rail as indicated by the terms in the sales contract.

We analysis our revenue recognizing process following guidance in ASC 606-10-25-30 as follows:

1) The entity has a present right to payment for the asset;
After the product being shipped over the rail, our customers have obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the product, and has the obligation to pay the full price of the product once being transferred. In many cases, customers are required to pay in advance before shipment in full or by significant portion of total price.

2) The entity has transferred physical possession of the asset; and, the customer has legal title to the asset; and, the customer has the significant risks and rewards of the ownership of the asset;
The legal title to the product, together with all the risks and rewards of ownership of the asset were transferred to the customer when the product was shipped “over the ship’s rail” according to the contract terms either as FOB or CIF.

3) The customer has accepted the asset;
Since the customers have sent third party inspectors to exam the product and already accepted the product’s conditions and qualities, once shipped over the rail, we believe that control of the product has been transferred to the customer in accordance with the agreed-upon specifications in the contract The customers have obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the product. Any unexpected quality issues will be resolved through standard warranties.

The Company believes that all the revenue recognition requirement under ASC 606-10-25-30 was fulfilled at the point when the product was shipped over the ship’s rail according to the sales contract terms either as FOB or CIF and the full amount of the product price should be recognized as revenue.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Peter Z. Wang
Peter Z. Wang
Chief Executive Officer